UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53016
CUSIP NUMBER:  31430A 102

(Check One):  Form 10-K [X]  Form 20-F [ ]  Form 11-K [ ]
Form 10-Q [  ]  Form 10-D [ ]   Form N-SAR [ ]   Form N-CSR [ ]

For Period Ended:  December 31, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Feigeda Electronic Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable:

Building 66, Longwangmiao Industrial Park, Baishixia , Fuyong Street, Bao’an District,
Address of Principal Executive Office (Street and Number)

Shenzhen City, Guangdong Province, People’s Republic of China  518102
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010 cannot be filed within the prescribed time period due to the Registrant’s engagement of a new auditor on February 28, 2011 for the audit of the Registrant’s fiscal 2010 financial statements.  The Registrant and the auditor are continuing to prepare the Form 10-K.  As previously reported by the Registrant, the Registrant dismissed its former auditor, MaloneBailey LLP, on February 8, 2011 and engaged a new independent auditor, Crowe Horwath LLP, on February 28, 2011.

The Registrant will file its Annual Report on Form 10-K for the year ended December 31, 2010 as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifteenth calendar day after the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Zuxi Wu	86	755-27759072
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X]  No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X]  No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the reported results for the year ended December 31, 2010 compared to the year ended December 31, 2009 will differ significantly.  The Registrant expects to report:

- Revenue of $85.4 million for the year ended December 31, 2010, a 69.0% increase over revenues of $50.5 million for the year ended December 31, 2009;
- Gross profit of $18.3 million for the year ended December 31, 2010, a 61.0% increase over gross profit of $11.4 million for the year ended December 31, 2009; and
- Net income of $10.1 million for the year ended December 31, 2010, an 84.5% increase over net income of $5.5 million for the year ended December 31, 2009.

These numbers may change based on completion of the audit for the year ended December 31, 2010.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 includes some statements that are not purely historical and that are forward-looking statements.  Such forward-looking statements include, but are not limited to, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  These statements reflect the Registrant’s current expectations and are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant’s ability to predict future results is inherently uncertain and the Registrant cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. The Registrant does not assume any duty to update these statements should such information change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that risks and uncertainties are inherent in all such statements.  The Registrant’s actual decisions, performance, and results may differ materially from the forward looking statements contained herein.

Feigeda Electronic Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By: /s/ Zuxi Wu
Name: Zuxi Wu
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).